Exhibit 3.5

CERTIFICATE OF INCREASE

OF

WHITEHAWK INCOME CORPORATION

WhiteHawk Income Corporation, a Delaware corporation (the “Corporation”), certifies as follows:

First: The Corporation filed a Certificate of Designations of Series B Preferred Stock of the Corporation with the Office of the Secretary of State of the State of Delaware authorizing 50,000 shares of Series B Preferred Stock.

Second: The Board of Directors of the Corporation adopted a resolution authorizing and directing that the authorized number of shares of Series B Preferred Stock be increased to 100,000 shares.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Increase to be executed by its duly authorized officer on the date set forth below.

WHITEHAWK INCOME CORPORATION

By:	/s/ Daniel Herz
Name:	Daniel Herz
Title:	Chief Executive Officer

Date:	May 7, 2026